REPUBLIC FINANCIAL INDEMNITY GROUP, INC.
307 N. Michigan Avenue
Chicago, Illinois 60601

June 22, 2012

Via EDGAR and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:         Michael Rosenthal
                           John Krug

Re:           Republic Financial Indemnity Group, Inc.—Application for Withdrawal of
                 Registration Statement on Form 10 (File No. 000-54713)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Republic Financial Indemnity Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12G (File No. 000-54713) filed on May 23, 2012, together with all exhibits thereto (the “Registration Statement”).  The Company is requesting the withdrawal of the Registration Statement because it has determined not to proceed with the registration of the class of securities described therein.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

Upon granting the Commission’s consent, please fax a copy of the order withdrawing the Registration Statement to the attention of J. Brett Pritchard of Locke Lord LLP at (312) 896-6773.

Please do not hesitate to contact Mr. Pritchard at (312) 443-1773 if there are any comments or questions relating to this application for withdrawal.

Sincerely,

Republic Financial Indemnity Group, Inc.

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc:           Aldo C. Zucaro
Christopher S. Nard
Spencer LeRoy III
J. Brett Pritchard